UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                   __________________________

                            FORM 11-K



(Mark One)
X     ANNUAL REPORT PURSUANT TO SECTION 15 (d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
      For the year ended December 31, 2001
                      OR
      TRANSITION REPORT PURSUANT TO SECTION 15 (d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For transition period from .... to ....

                  Commission file number 1-9769

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

      LANDS' END, INC. RETIREMENT PLAN

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         LANDS' END, INC.
                          LANDS END LANE
                      DODGEVILLE, WI   53595
























                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                       LANDS' END, INC. RETIREMENT PLAN



                                By /s/ DONALD R. HUGHES
                                       ---------------------------------
                                       Donald R. Hughes
                                       Senior Vice President and
                                       Chief Financial Officer


Date:  July 1, 2002


































               Consent of Independent Public Accountants



We consent to the incorporation by reference in Registration Statement No. 33-63461 of Lands' End, Inc. on Form S-8 of our report dated June 3, 2002 on the financial statements of Lands' End, Inc. Retirement Plan as of and for the year ended December 31, 2001, appearing in this Annual Report on Form 11-K.





MCGLADREY & PULLEN, LLP

Madison, Wisconsin,
June 27, 2002





























                    CONSENT OF PREDECESSOR AUDITOR

Note: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP, Independent Public Accountants, and it has not been reissued by Arthur Andersen LLP. The registrant has been unable to obtain a reissued Report of Arthur Andersen LLP or a currently dated written consent regarding the incorporation of their report on the financial statements of Lands' End, Inc. Retirement Plan as of and for the year ending December 31, 2000 appearing in this Annual Report on Form 11-K.




Consent of Independent Public Accountants



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Lands' End, Inc. Form S-8 Registration Statement (No. 33-63461) for the Lands' End, Inc. Retirement Plan.



ARTHUR ANDERSEN LLP
Arthur Andersen LLP



Milwaukee, Wisconsin,
June 28, 2001




































                     Lands' End, Inc. Retirement Plan


                             Financial Report

                            December 31, 2001















































                   Lands' End, Inc. Retirement Plan


Contents


Independent Auditor's Report


Financial Statements

     Statement of Net Assets - 2001

     Statement of Net Assets - 2000

     Statement of Changes In Net Assets - 2001

     Statement of Changes In Net Assets - 2000

     Notes to Financial Statements


Supplemental Schedule

     Schedule of Assets (held at end of year)

Exhibit 99:  Notice regarding Consent of Arthur Andersen LLP




























                      Independent Auditor's Report

To the Plan Administrator
Lands' End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets of Lands' End, Inc. Retirement Plan as of December 31, 2001, and the related statement of changes in net assets for the year then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Lands' End, Inc. Retirement Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated May 4, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets of the Lands' End Retirement Plan as of December 31, 2001, and the changes in its net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




MCGLADREY & PULLEN, LLP

Madison, Wisconsin,
June 3, 2002







                     CONSENT OF PREDECESSOR AUDITOR


Note: This Report of Independent Public Accountants is a copy of a previously issued Report of Arthur Andersen LLP, Independent Public Accountants, and it has not been reissued by Arthur Andersen LLP. The registrant has been unable to obtain a reissued Report of Arthur Andersen LLP or a currently dated written consent regarding the incorporation of their report on the financial statements of Lands' End, Inc. Retirement Plan as of and for the year ending December 31, 2000 appearing in this Annual Report on Form 11-K.

Report of Independent Public Accountants


To the Plan Administrator of the
Lands' End, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the Lands' End, Inc. Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended, as listed in the accompanying table of contents. These financial statements and the supplemental schedule referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits, with fund information, for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
May 4, 2001



LANDS' END, INC. RETIREMENT PLAN
STATEMENT OF NET ASSETS
December 31, 2001
                                                          Lands' End,   Common/
                               Fixed            Equity    Inc. Stock   Collective   Participants
ASSETS                      Income Fund         Funds        Fund      Trust Funds   Loan Fund       Total
Investments, at fair value:
  American Express Trust
   U.S. Government
   Securities Fund II       $         -    $          -  $        -  $ 5,156,510   $        -    $  5,156,510
AXP Federal Income
  Fund, Inc.                 17,175,337               -           -            -            -      17,175,337
American Express Core
  Balanced Fund II                    -               -           -   21,713,198            -      21,713,198
American Express Trust
  U.S. Equity Index Fund I            -               -           -   11,767,685            -      11,767,685
American Express Trust Small
  Cap Equity Index Fund II            -               -           -    2,077,150            -       2,077,150
AXP New Dimensions
  "Y" Fund, Inc.                      -      69,163,093           -            -            -      69,163,093
Templeton Foreign Fund I              -       4,365,754           -            -            -       4,365,754
Lands' End, Inc.
  Stock Fund                          -               -   3,332,166            -            -       3,332,166
  Total Investments          17,175,337      73,528,847   3,332,166   40,714,543            -     134,750,893

Loans to Participants                 -               -           -            -    2,455,015       2,455,015

Employer Contribution
 Receivable                     950,156       1,905,991     174,018    1,557,691            -       4,587,856

Total Assets                 18,125,493      75,434,838   3,506,184   42,272,234    2,455,015     141,793,764

LIABILITIES                           -               -           -            -            -               -

NET ASSETS                  $18,125,493     $75,434,838  $3,506,184  $42,272,234   $2,455,015    $141,793,764

See Notes to Financial Statements.





LANDS' END, INC. RETIREMENT PLAN
STATEMENT OF NET ASSETS
December 31, 2000
                                                                  Lands' End,    Common/
                             Fixed      Balanced       Equity     Inc. Stock   Collective  Participants
                          Income Fund     Fund         Funds         Fund     Trust Funds    Loan Fund        Total
Investments, at fair value:
  American Express Trust
   U.S. Government
   Securities Fund II     $         -  $         -   $         -  $        -   $ 3,479,396   $         -   $  3,479,396
  AXP Federal Income
   Fund, Inc.              13,061,322            -             -           -             -             -     13,061,322
  AXP Mutual Fund                   -   22,940,093             -           -             -             -     22,940,093
  American Express Trust
   U.S. Equity Index Fund I         -            -             -           -    11,155,572             -     11,155,572
  American Express Trust
   Small Cap Equity Index
    Fund II                         -            -             -           -       785,048             -        785,048
  AXP New Dimensions "Y"
   Fund, Inc.                       -            -    83,801,790           -             -             -     83,801,790
  Templeton Foreign Fund I          -            -     3,479,449           -             -             -      3,479,449
  Lands' End, Inc.
   Stock Fund                       -            -             -   1,346,676             -             -      1,346,676
   Total investments       13,061,322   22,940,093    87,281,239   1,346,676    15,420,016             -    140,049,346

Loans to Participants               -            -             -           -             -     2,523,082      2,523,082

Employer Contribution
 Receivable                   465,641      392,359     1,118,260      93,531       411,659             -      2,481,450

Total assets               13,526,963   23,332,452    88,399,499   1,440,207    15,831,675     2,523,082    145,053,878

LIABILITIES                         -            -             -           -             -             -              -

NET ASSETS                $13,526,963  $23,332,452   $88,399,499  $1,440,207   $15,831,675    $2,523,082   $145,053,878

See Notes to Financial Statements




LANDS' END, INC. RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS
Year Ended December 31, 2001
                                                                      Lands' End,    Common/
                                  Fixed      Balanced     Equity      Inc. Stock   Collective  Participants
                               Income Fund     Fund       Funds          Fund     Trust Funds    Loan Fund      Total
Earnings on Investments:
  Interest and dividend
   income                        $  773,361  $   111,682 $    291,368 $    8,598 $   240,518           -    $  1,425,527
  Net appreciation
   (depreciation)in fair
   value of investments             265,479   (1,314,244) (13,204,326) 1,556,172  (1,869,238)          -     (14,566,157)
     Total investment (loss)
      income                      1,038,840   (1,202,562) (12,912,958) 1,564,770  (1,628,720)          -     (13,140,630)
Contributions:
 Employer:
  Matching                          319,139       44,031    1,543,889    136,145   1,085,113           -       3,128,317
  Profit sharing                    950,156            -    1,905,991    174,018   1,557,691           -       4,587,856
 Participants                       812,366      111,749    4,356,069    406,417   3,064,302           -       8,750,903
 Rollovers                            9,938            -       46,766          -      89,489           -         146,193
   Total contributions            2,091,599      155,780    7,852,715    716,580   5,796,595           -      16,613,269
   Total additions (deductions)   3,130,439   (1,046,782)  (5,060,243) 2,281,350   4,167,875           -       3,472,639

Benefits                           (475,633)    (261,383)  (4,555,017)   (82,627) (1,256,553)   (101,540)     (6,732,753)

Interfund transfers               1,976,792  (21,993,664)  (3,386,920)  (128,796) 23,532,588           -               -

Loans issued to participants       (142,977)     (42,473)    (419,472)   (36,460)   (257,885)    899,267               -

Loan principal repayments           109,909       11,850      456,991     32,510     254,534    (865,794)              -

Increase (decrease) in
  net assets                      4,598,530  (23,332,452) (12,964,661) 2,065,977  26,440,559     (68,067)     (3,260,114)

Net Assets:
  Beginning                      13,526,963   23,332,452   88,399,499  1,440,207  15,831,675   2,523,082     145,053,878
  End                           $18,125,493  $         -  $75,434,838 $3,506,184 $42,272,234  $2,455,015    $141,793,764

See Notes to Financial Statements.


Lands' End, Inc. Retirement Plan
Statement of Changes in Net Assets
Year Ended December 31, 2000
                                                                     Lands' End,    Common/
                               Fixed       Balanced       Equity     Inc. Stock   Collective  Participants
                            Income Fund      Fund         Funds         Fund     Trust Funds    Loan Fund       Total
Earnings on Investments:
  Interest and dividend
    income                  $   809,120 $    694,053  $  9,245,218  $    7,833  $   199,353  $        -    $ 10,955,577
  Net depreciation in fair
   value of investments         (43,098)  (3,436,077)  (17,255,055)   (411,808)  (1,105,807)          -     (22,251,845)
Total investment (loss)
  income                        766,022   (2,742,024)   (8,009,837)   (403,975)    (906,454)          -     (11,296,268)
Contributions:
 Employer:
  Matching                      280,142      551,579     1,583,451     130,056      463,052           -       3,008,280
  Profit sharing                465,641      392,359     1,118,261      93,531      411,659           -       2,481,451
 Participants                   706,003    1,482,166     4,563,746     390,701    1,374,105           -       8,516,721
 Rollovers                       32,198       44,720       193,687           -      191,036           -         461,641
Total contributions           1,483,984    2,470,824     7,459,145     614,288    2,439,852           -      14,468,093
Total additions (deductions)  2,250,006     (271,200)     (550,692)    210,313    1,533,398           -       3,171,825

Benefits                       (600,139)    (956,762)   (3,351,603)    (83,119)  (1,003,257)   (112,558)     (6,107,438)
Interfund transfers            (732,286)  (1,078,870)     (246,144)    (53,585)   2,110,885           -               -

Loans issued to participants   (102,880)    (158,418)     (571,227)    (24,290)    (143,548)  1,000,363               -

Loan principal repayments        86,634      169,248       498,237      29,569       93,849    (877,537)              -

  Increase (decrease) in
   net assets                   901,335   (2,296,002)   (4,221,429)     78,888    2,591,327      10,268      (2,935,613)

Net Assets:
  Beginning                  12,625,628   25,628,454    92,620,928   1,361,319   13,240,348   2,512,814     147,989,491
  End                       $13,526,963  $23,332,452   $88,399,499  $1,440,207  $15,831,675  $2,523,082    $145,053,878

See Notes to Financial Statements.







Lands' End, Inc. Retirement Plan

Notes to Financial Statements

Note 1.  Description of the Plan

     The following description of the Lands' End, Inc. Retirement Plan (the
     Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General: The Plan is a defined contribution plan covering substantially all employees of Lands' End, Inc. (the Company) who are at least 19 years of age as of the end of the Plan year and have completed both six months and 1,000 hours of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions: Each year, participants may contribute up to 17 percent of pretax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Company's Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service limits) in relation to all participants' compensation.

     Investment Options: Descriptions of the investment options by the Plan are as follows:

          American Express Trust U.S. Government Securities Fund II: This common/collective trust fund normally is invested in U.S. government and government agency securities and seeks to provide maximum current income, with the goal of conserving capital and maintaining liquidity.

          AXP Federal Income Fund, Inc.: This fund is managed to help protect the participants' money from loss, while seeking a consistent rate of return.

          American Express Core Balanced Fund II: This fund invests in portfolios consisting of equity and fixed income securities through investment in American Express Equity Index Base Fund (60 percent) and American Express Trust Bond Fund (40 percent).

          American Express Trust U.S. Equity Index Fund I: This collective fund invests primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index.

          American Express Trust Small Cap Equity Index II: This common/collective trust fund invests in the Pyramid Russell 2000 Index Fund which primarily invests in some or all of the securities within the Pyramid Russell 2000 Index, an unmanaged index.


Lands' End, Inc. Retirement Plan

Notes to Financial Statements

          AXP New Dimensions "Y" Fund, Inc.: This fund normally invests in medium-to large-size capitalization growth stocks to provide long-term growth of capital.

          Templeton Foreign Fund I: This fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies located outside the United States.

          Lands' End, Inc. Stock Fund: This pooled fund normally is invested in common stock of Lands' End, Inc. Generally, shares shall be acquired by the trustee on the open market. Except with respect to shares purchased on the open market, no purchase shall be made in excess of the closing price on the New York Stock Exchange on the business day such shares were last traded. As a pooled fund, the limit value of shares in the fund are never equal to the price of a share of Lands' End stock in the Stock Market.

     Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of investment management fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

     Loans to Participant: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 6 percent to 10.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions over periods ranging up to 120 months.

     Payment of Benefits: On termination of service, a participant will receive a lump sum distribution equal to the value of the participant's vested interest in his or her account.

Note 2.  Summary of Significant Accounting Policies

     Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Valuation of Investments: The Plan's investments are stated at fair market value as determined by the trustee by reference to published market data. Investments in common/collective trust funds are valued at the purchase or redemption price of the shares of participation as determined by the trust sponsor. Participant loans are stated at unpaid principal value.

Lands' End, Inc. Retirement Plan

Notes to Financial Statements

     Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits:  Benefits are recorded when paid.

     Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain mutual fund expenses that are netted against participants' investment yield.

Note 3.  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                   December 31,
                                               2001            2000
  AXP Federal Income Fund, Inc.            $ 17,175,337    $ 13,061,322
  AXP Mutual Fund                                   - *      22,940,093
  American Express Core Balanced Fund II     21,713,198             - *
  American Express Trust U.S. Equity
    Index Fund I                             11,767,685      11,155,572
  AXP New Dimensions "Y" Fund, Inc.          69,163,093      83,801,790

* Represents less than 5 percent of the Plan's net assets.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $14,566,157 as follows:


         Common Stock                         $   1,556,172
         Mutual Funds                           (14,253,091)
         Common/Collective Trusts                (1,869,238)
                                              $ (14,566,157)

Note 4.  Related-Party Transactions

     Certain plan investment are shares of mutual funds and common funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the plan invests in the Company's common stock. These transactions included in the supplemental schedule and are not considered prohibited transactions by statutory exemptions under ERISA regulations.

Note 5.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.






Lands' End, Inc. Retirement Plan

Notes to Financial Statements

Note 6.  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 1994 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7.  Subsequent Event

     Subsequent to the date of the financial statements, the Company was acquired in a tender offer and merger by Sears, Roebuck, and Co. (Sears), becoming a wholly-owned subsidiary of Sears. Despite the acquisition, there is no current intent to make any material changes to, or to terminate, the Plan.

Note 8.  Reconciliation to Form 5500

The difference between net assets and benefits paid in both the financial statements and the Plan's Form 5500 is due to benefit claims payable to terminated participants. The difference as of December 31, 2001 and 2000, is summarized as follows:
                                               2001             2000

     Net Assets Per Form 5500              $141,793,764     $144,976,112
     Benefits Payable to Terminated
       Participants                                   -           77,766


     Net Assets Per Statement of Net
       Assets Available for Plan Benefits  $141,793,764     $145,052,878


     Benefits Paid to Participants Per
       Form 5500                           $  6,654,987     $  6,142,253
     Change in Benefits Payable to
       Terminated Participants                   77,766          (34,815)

     Benefits Paid to Participants Per
       Statement of Changes in Net Assets
       Available for Plan Benefits         $  6,732,753     $  6,107,438




















Lands' End, Inc. Retirement Plan


Schedule of Assets (Held at End of Year)
Year Ended December 31, 2001


                                     Principal                     Current
                                   Amount/Shares      Cost          Value

Fixed Income Fund:
  AXP Federal Income Fund, Inc.*      3,555,970   $ 17,428,575   $17,175,337

Equity Funds:
  AXP New Dimensions "Y" Fund, Inc.*  2,813,726     73,298,844    69,163,093
  Templeton Foreign Fund I              471,973      4,707,105     4,365,754
                                                    78,005,949    73,528,847

Stock Fund
  Lands' End, Inc. Stock Fund *         102,629      2,146 569     3,332,166

Common/Collective Trust Funds:
  American Express Trust U.S.
   Government Securities Fund II *    5,156,510      5,156,510     5,156,510
  American Express Core Balanced
   Fund II *                          2,339,954     22,150,931    21,713,198
  American Express Trust U.S.
   Equity Index Fund I *                348,796     12,663,338    11,767,685
  American Express Trust Small
   Cap Equity Index Fund II *           144,790      1,995,348     2,077,150
                                                    41,966,127    40,714,543

    Total investments                             $139,547,220  $134,750,893

Loans to Participants *                           $  2,455,015  $  2,455,015

* A party-in-interest to the Plan








                                                             EXHIBIT 99



             NOTICE REGARDING CONSENT OF AUTHUR ANDERSEN LLP


Prior to the date of this Form 11-K, which is incorporated by reference into Lands' End's filing on Form S-8 No. 33-63461, the Lands' End, Inc. Retirement Plan dismissed Arthur Andersen LLP as its independent auditors, and hired McGladrey & Pullen, LLP to replace Arthur Andersen LLP as the independent auditor of the Plan. After reasonable efforts, the Plan has been unable to obtain Arthur Andersen's current written consent to the incorporation by reference into the Lands' End's filing on Form S-8 No. 33-63461 of its audit reports with respect to the Plan's financial statements as of December 31, 2000 and for the year then ended. The consent of Arthur Andersen LLP was filed last year when the Plan's financial circumstances for December 31, 2000 were initially filed. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K without a current written consent from Arthur Andersen LLP. However, as a result, Arthur Andersen LLP may not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein to the extent that a current written consent would have been required. Accordingly, Plan participants may be limited in their ability to assert a claim against Arthur Andersen LLP under Section 11(a)
 of the Securities Act because it has not currently consented to the incorporation by reference of its previously issued report into Lands' End's filing on Form S-8 No. 33-63461.